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CUSIP No. 719068 10 8          SCHEDULE 13D/A                Page 1 of 11
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)
                        PHOENIX GOLD INTERNATIONAL, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   719068 10 8
                                 (CUSIP Number)

                                   Nelson Obus
                            Wynnefield Capital, Inc.
                            450 7th Avenue, Suite 509
                            New York, New York 10123
                                 (212) 760-0134
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 23, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 719068 10 8          SCHEDULE 13D/A                Page 2 of 11
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         1. Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Wynnefield Partners Small Cap Value, L.P.

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         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

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         3. SEC Use Only

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         4. Source of Funds (See Instructions) WC


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         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e)  [ ]

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         6. Citizenship or Place of Organization:
            Delaware

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                7. Sole Voting Power:

NUMBER OF          194,636

SHARES          ------------------------------------------------------------

BENEFICIALLY    8. Shared Voting Power

OWNED BY           221,314
                ------------------------------------------------------------
EACH            9. Sole Dispositive Power:

REPORTING          194,636

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    221,314
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        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            415,950

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        12. Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions) [ ]

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        13. Percent of Class Represented by Amount in Row (11):  13.8%

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        14. Type of Reporting Person (See Instructions)
            PN
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



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CUSIP No. 719068 10 8          SCHEDULE 13D/A                Page 3 of 11
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----------------------------------------------------------------------------
         1. Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Wynnefield Partners Small Cap Value, L.P. I

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

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         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

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         6. Citizenship or Place of Organization:
            Delaware

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                7. Sole Voting Power:

NUMBER OF          135,764

SHARES          ------------------------------------------------------------

BENEFICIALLY    8. Shared Voting Power

OWNED BY           280,186
                ------------------------------------------------------------
EACH            9. Sole Dispositive Power:

REPORTING          135,764

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    280,186
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        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            415,950

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        12. Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions) [ ]

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        13. Percent of Class Represented by Amount in Row (11):  13.8%

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        14. Type of Reporting Person (See Instructions)
            PN
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



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CUSIP No. 719068 10 8          SCHEDULE 13D/A                Page 4 of 11
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         1. Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Wynnefield Partners Small Cap Value Offshore Fund, Ltd.

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

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         3. SEC Use Only

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         4. Source of Funds (See Instructions) WC


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         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e)  [ ]

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         6. Citizenship or Place of Organization:
            Cayman Islands

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                7. Sole Voting Power:

NUMBER OF          85,550

SHARES          ------------------------------------------------------------

BENEFICIALLY    8. Shared Voting Power

OWNED BY           330,400
                ------------------------------------------------------------
EACH            9. Sole Dispositive Power:

REPORTING          85,550

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    330,400
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            415,950

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  13.8%

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        14. Type of Reporting Person (See Instructions)
            PN
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
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CUSIP No. 719068 10 8          SCHEDULE 13D/A                Page 5 of 11
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                                 SCHEDULE 13D/A
                          Filed pursuant to Rule 13d-2

Item 1.   Security and Issuer

            This Statement on Schedule 13D/A (this "Statement") relates to common stock, $0.01 par value per share (the "Common Stock"), of PHOENIX GOLD INTERNATIONAL, INC., an Oregon corporation ("Issuer"). The principal executive offices of the Issuer are located at 9300 North Decatur Street, Portland, Oregon 97203. This statement amends and restates in its entirety that certain Schedule 13D/A filed by the "Reporting Persons" on September 21, 2000.

            The aggregate number of shares beneficially owned by the members of the Group identified in this filing is 415,950 shares, or 13.8% of the Common Stock shown as outstanding on the Issuer's most recent Form 10-K.

Item 2.   Identity and Background

            This Statement is filed by Wynnefield Partners Small Cap Value, L.P. ("Wynnefield"), Wynnefield Partners Small Cap Value, L.P. I ("Wynnefield I"),
and Wynnefield Small Cap Value Offshore Fund, Ltd. ("Wynnefield Offshore") (collectively the "Reporting Persons" and/or the "Wynnefield Group"). This Statement also includes information about the following persons (collectively, the "Controlling Persons"): Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("Capital"), Nelson Obus ("Obus") and Joshua Landes ("Landes"). The Reporting Persons and the Controlling Persons are sometimes collectively referred to as the "Item 2 Persons." The Reporting Persons have included as APPENDIX A to this Statement on Schedule 13D an agreement in writing that this Statement is filed on behalf of each of them.

REPORTING PERSONS

            Wynnefield and Wynnefield I are Delaware limited partnerships. Wynnefield Offshore is a Cayman Island private investment company. The principal business of each Reporting Person is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of each Reporting Person, which also serves as its principal office, is 450 7th Avenue, Suite 509, New York, New York 10123.

CONTROLLING PERSONS

            The principal address of each Controlling Person, which also serves as such person's principal office, is 450 7th Avenue, Suite 509, New York, New York 10123.

            Wynnefield:

            WCM, a New York limited liability company, is the general partner of Wynnefield. The principal business of WCM is money management and acting as an advisor to Wynnefield and other entities and activities related thereto.

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CUSIP No. 719068 10 8          SCHEDULE 13D/A                Page 6 of 11
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            Obus and Landes,  directly and through WCM, control Wynnefield.  The principal occupation of Obus and Landes is financial management.

            Wynnefield I:

            WCM, a New York limited liability company, is the general partner of Wynnefield I. The principal business of WCM is money management and acting as an advisor to Wynnefield I and other entities and activities related thereto.

            Obus and Landes, directly and through WCM, control Wynnefield I. The principal occupation of Obus and Landes is financial management.

            Wynnefield Offshore:

            Capital, a Delaware corporation, is the investment manager of Wynnefield Offshore. The principal business of Capital is money management and acting as an advisor to Wynnefield Offshore and other entities and activities related thereto. Obus and Landes are the directors, principal executive officers and controlling shareholders of Capital. The principal occupation of Obus and Landes is financial management.

            During the last five (5) years, no Item 2 Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item 2 Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Obus and Landes are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

            The source of the funds used by each of the Reporting Persons to purchase the securities as described below was working capital.

            Wynnefield acquired 194,636 shares of Common Stock from May 3, 1995 through December 21, 1999 on the open market or in private transactions at prices ranging from $1.25 to $10.00.

            Wynnefield I acquired 135,764 shares of Common Stock from November 4, 1997 through December 21, 1999 on the open market or in private transactions at prices ranging from $1.25 to $5.37.

            Wynnefield Offshore acquired 85,550 shares of Common Stock from February 4, 1997 through December 30, 1998 on the open market or in private transactions at prices ranging from $1.26 to $5.75.

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CUSIP No. 719068 10 8          SCHEDULE 13D/A                Page 7 of 11
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Item 4.   Purpose of Transaction

            Each member of the Wynnefield Group originally acquired the Shares reported in Item 5 below for investment purposes only and has continued to monitor the efforts of the Issuer.

            The Wynnefield Group believes that management and the directors have not taken effective steps to remedy the lack of shareholder value. Wynnefield has been dissatisfied with the lack of effective management initiatives to create shareholder value and has frequently expressed its views to management directors of the Issuer to no avail.

            On January 22, 2002, the Wynnefield Group sent the letter attached hereto as Exhibit 99.1 to the Issuer's executive management and directors. The letter sets forth Wynnefield's reasons for submitting a shareholder proposal that will be considered at the Issuer's Annual Meeting of Shareholders on February 12, 2002. That shareholder proposal, like an earlier proposal submitted by the Wynnefield Group on September 6, 2000, requests the implementation of cumulative voting to elect the Issuer's Board of Directors.

            If the  shareholder  proposal is approved  by the  shareholders  and cumulative voting is implemented, the Wynnefield Group may nominate an individual for director. Cumulative voting would permit the Wynnefield Group to vote its shares with those of other outside minority shareholders representing approximately three percent of the outstanding shares in order to elect an independent director to the Issuer's Board of Directors.

            The Wynnefield Group wishes to utilize cumulative voting to elect a single independent director with the purpose of further encouraging the Board and management to enhance shareholder value.

            The Wynnefield Group has also urged management to consider measures to enhance shareholder value, such as engaging in the sale of the corporation, seeking strategic partnerships or combinations to improve the Issuer's position in the industry, or a "going private" transaction in which shares of all minority holders would be purchased at a fair price. The Wynnefield Group may in the future determine to: (i) acquire additional securities of the Issuer through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by them, or (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer; (b) any extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments; and (h) any other action whether or not similar to those enumerated above. The Reporting Persons also reserve the right to take other actions to influence the management of the Issuer should they deem such actions appropriate.

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CUSIP No. 719068 10 8          SCHEDULE 13D/A                Page 8 of 11
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Item 5.   Interest in Securities of the Issuer

            (a) The following table provides the aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons on January 23, 2002 (based on 3,006,945 shares of Common Stock outstanding as reported in the Issuer's Form 10-K for fiscal year 2001).

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                   Wynnefield      Wynnefield I      Wynnefield       Total
                                                      Offshore
--------------------------------------------------------------------------------
Common Stock          194,636        135,764            85,550      415,950
--------------------------------------------------------------------------------
Percentage                6.5%           4.5%              2.8%        13.8%
--------------------------------------------------------------------------------

            *Common Stock beneficially owned as a percent of 3,006,945 shares of Common Stock.

            Controlling Persons

            Each of WCM, Obus and Landes may be deemed to be the beneficial owner of the reported securities beneficially owned by Wynnefield.

            Each of WCM, Obus and Landes may be deemed to be the beneficial owner of the reported securities beneficially owned by Wynnefield I.

            Each of Capital, Obus and Landes may be deemed to be beneficial owners of the securities owned by Wynnefield Offshore.

            (b)   Reporting Persons

            Each of the Reporting Persons has the sole power to vote or direct the vote and to dispose or direct the disposition of the reported securities it holds.

            (c)   Not applicable.
            (d)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            On September 6, 2000, the Wynnefield Group submitted to the Issuer a shareholder proposal to be voted on at the 2001 Annual Meeting of the Shareholders of the Issuer. The shareholder proposal requested the implementation of cumulative voting to elect the Issuer's Board of Directors, and was omitted by the Issuer from its proxy materials for the 2001 Annual Meeting. On September 5, 2001, the Wynnefield Group submitted a substantially identical proposal that will be considered at the 2002 Annual Meeting of Shareholders on February 12, 2002.

            If the  shareholder  proposal is approved  by the  shareholders  and
cumulative  voting  is  implemented,   the  Wynnefield  Group  may  nominate  an
individual for director.  Cumulative voting

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CUSIP No. 719068 10 8          SCHEDULE 13D/A                Page 9 of 11
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would permit the Wynnefield Group to vote its shares with those of other outside
minority   shareholders   representing   approximately   three  percent  of  the
outstanding shares in order to elect an independent director to the Issuer's Board of Directors.

            The Wynnefield Group wishes to utilize cumulative voting to elect a single independent director with the purpose of further encouraging the Board and management to enhance shareholder value.

Item 7.   Material to be filed as Exhibits

Exhibit No.  Description
      99.1 Letter to Issuer's management and Board of Directors, dated January 23, 2002.

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CUSIP No. 719068 10 8          SCHEDULE 13D/A                Page 10 of 11
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                                   SIGNATURES

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

Date: January 24, 2002.
                                WYNNEFIELD PARTNERS SMALL CAP VALUE, LP

                                By: Wynnefield Capital Management,
                                    LLC, its general partner

                                    /s/ Nelson Obus
                                ------------------------------------
                                Name:  Nelson Obus
                                Title: Managing Member


                                WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I
                                By: Wynnefield Capital Management,
                                    LLC, its general partner

                                    /s/ Nelson Obus
                                ------------------------------------
                                Name:  Nelson Obus
                                Title: Managing Member

                                WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                By: Wynnefield Capital, Inc.,
                                    its general partner

                                    /s/ Nelson Obus
                                ------------------------------------
                                Name:  Nelson Obus
                                Title: President

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

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CUSIP No. 719068 10 8          SCHEDULE 13D/A                Page 11 of 11
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                                   APPENDIX A
                             JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D/A (including amendments thereto) with respect to the common stock and depository receipts of Phoenix Gold International, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the 24th day of January, 2002.

                                WYNNEFIELD PARTNERS SMALL CAP VALUE, LP

                                By: Wynnefield Capital Management,
                                    LLC, its general partner

                                    /s/ Nelson Obus
                                ------------------------------------
                                Name:  Nelson Obus
                                Title: Managing Member


                                WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I
                                By: Wynnefield Capital Management,
                                    LLC, its general partner

                                    /s/ Nelson Obus
                                ------------------------------------
                                Name:  Nelson Obus
                                Title: Managing Member

                                WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                By: Wynnefield Capital, Inc.,
                                    its general partner

                                    /s/ Nelson Obus
                                ------------------------------------
                                Name:  Nelson Obus
                                Title: President